Exhibit (a)(1)(i)

IDT CORPORATION

OFFER TO PURCHASE

OUTSTANDING OPTIONS

TO PURCHASE SHARES OF CLASS B COMMON STOCK

FOR $2.00 NET PER UNDERLYING SHARE IN CASH

The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, March 24, 2006, unless extended.

IDT Corporation (“IDT”) is offering to purchase from eligible optionees outstanding stock options to purchase shares of our Class B common stock, par value $0.01 per share (the “Class B Stock”), at a purchase price equal to $2.00 net per share underlying such options, which we refer to herein as the “option purchase price.” We are making the offer upon the terms and subject to the conditions described in this Offer to Purchase and in the accompanying Election to Tender Form (which together, as they may be amended from time to time, constitute the “Offer”).

You are eligible to participate in the Offer only if you are an employee of, director of, or consultant to, IDT or one of its subsidiaries on February 1, 2006, and maintain that status through the date that the Offer expires, which we refer to herein as the “expiration date.” We refer to individuals who meet these eligibility requirements as “eligible optionees.”

You are not required to tender any of your options. However, if you choose to tender any of your options you must tender all of the options that were granted to you on a single grant date and at the same exercise price.

We will accept for payment and pay the option purchase price for each properly tendered option not validly withdrawn promptly following completion of the Offer. All options we accept for payment will be cancelled immediately upon expiration of the Offer and such options will no longer be exercisable following such time. The Offer is not conditioned upon a minimum number of options being tendered, but it is subject to the conditions described below in “The Offer—6. Conditions of the Offer.”

Although our board of directors has approved our making the Offer, neither IDT nor its board of directors makes any recommendation as to whether you should tender your options. You must make your own decision whether you should tender your options in the Offer.

Shares of our Class B Stock are quoted on the New York Stock Exchange under the symbol “IDT.” On January 31, 2006, the last trading day before we announced the Offer, the closing price per share of our Class B Stock reported on the NYSE was $12.35. We recommend that you obtain a recent quotation for shares of our Class B Stock before deciding whether to tender your options.

Some of our options were granted under our 1996 Stock Option and Incentive Plan, as amended, which we refer to herein as the “Plan.” As of January 31, 2006, there were outstanding options to purchase 11,529,563 shares of our Class B Stock issued under the Plan that were eligible to be tendered in the Offer and outstanding options to purchase 139,578 shares of our Class B Stock issued under the Plan that were not eligible to be tendered in the Offer. As of that date there were also options to purchase 3,610,180 shares of our Class B Stock issued outside of the Plan that were eligible to be tendered in the Offer. Assuming exercise of all of the eligible options, the shares of Class B Stock issuable upon exercise of the eligible options represent approximately 21.36% of the total number of outstanding shares of our Class B Stock and 15.74% of our total outstanding common equity, in either case outstanding as of January 31, 2006.

You should direct questions about the Offer or requests for assistance to Shari Gordon at (973) 438-4315 or by email at sharig@corp.idt.net.

The date of this Offer to Purchase is February 1, 2006.

IMPORTANT

If you choose to accept the Offer, you must complete and sign the accompanying Election to Tender Form and mail it to us at one of the addresses set forth on the Election to Tender Form so that we receive it before 5:00 p.m., New York City time, on Friday, March 24, 2006. Unless we request it, you do not need to return your stock option agreements for your options to effectively elect to tender options in the Offer. The stock option agreements relating to the options you elect to tender will be automatically rendered null and void upon our acceptance of those options in the Offer.

We are not making the Offer to, nor will we accept any election to tender options from, or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any election to tender such options would not be in compliance with the laws of that jurisdiction. However, we may, at our sole discretion, take any actions necessary for us to make the Offer to option holders in any such jurisdiction.

Nothing in this document shall be construed to give any person the right to remain in the employ of, or any other continuing relationship with, IDT or any of its subsidiaries or affiliates or to affect our right to terminate the employment or consultancy of any person at any time with or without cause to the extent permitted under law. Nothing in this document should be considered a contract or guarantee of wages or compensation. Except as provided in an agreement between IDT or one or more of its subsidiaries or affiliates and any person, the employment relationship between IDT and each such employee remains “at will.”

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. We urge you to read all of this Offer to Purchase and the accompanying Election to Tender Form carefully because the information in this summary is not complete. Where appropriate, we have included references to the relevant sections of this Offer to Purchase where you can find a more complete description of the topics discussed in this summary. In this Offer to Purchase, the terms “we,” “us” and “our” refer to IDT.

QUESTIONS AND ANSWERS ABOUT THE OFFER

1.	What securities are you offering to purchase?

We are offering to purchase certain outstanding stock options to purchase shares of our Class B Stock.

2.	How much are you offering for the options?

We are offering to pay $2.00 in cash net per share of our Class B Stock underlying such options.

3.	If I accept the Offer to purchase my options, do I have to tender all of my options?

No. However, if you choose to tender any options then you must tender all of the options that were granted to you on a single grant date and at the same exercise price. See “The Offer – 1. Option Purchase Price; Expiration Date.”

4.	How did you determine the option purchase price?

Our board of directors considered a variety of factors in determining the appropriate purchase price for options in the Offer, including changes in IDT’s operations since the dates the options were granted, current and historical market prices of IDT’s Class B Stock, changes in accounting treatment of options granted for compensatory purposes and Black-Scholes option valuations of the options. Based on these and other factors, our board of directors determined $2.00 per share of our Class B Stock issuable upon exercise of the options to be an attractive price to the holders of options and a fair price for the purchase of options in the Offer.

5.	What will happen to any options I hold that I elect not to tender?

Those options will remain outstanding on their existing terms and conditions. The vesting schedules of any outstanding options that are not tendered for purchase in the Offer will remain unchanged.

6.	Why are you making the Offer?

The eligible options were granted to employees and directors of, and consultants to, IDT and/or our subsidiaries and are held by individuals who remain in those relationships. We believe that these options are not achieving their intended incentive and compensatory purpose, as the exercise price for many of them is (and has been for an extended period of time) greater than $12.35 per share, the closing price of our Class B Stock on January 31, 2006, as reported on the New York Stock Exchange. In addition, we believe that the outstanding options are diluting the value of the outstanding shares of our Class B Stock, as their existence creates potential dilution to holders of our capital stock. By offering to purchase the eligible outstanding options, we hope to provide some value to the holders of the eligible options and increase the value of our outstanding Class B Stock.

7.	What interests do the directors and executive officers of IDT have in the Offer?

Our directors and executive officers who hold options are eligible to participate in the Offer on the same terms as other employees. A list of our directors and executive officers, their offices and positions and the number and percentage of shares of Class B Stock underlying outstanding options beneficially owned by each of them is attached to this Offer to Purchase as Schedule A hereto.

As of January 31, 2006, our executive officers (13 persons) as a group held options to purchase a total of 5,457,276 shares of our Class B Stock, which represented approximately 36.05% of the shares subject to all eligible options outstanding as of that date, and our executive officers and directors (21 persons) as a group held options outstanding to purchase a total of 5,908,600 shares of our Class B Stock, which represented approximately 39.03% of the shares subject to all eligible options outstanding as of that date.

8.	Are there any conditions to the Offer?

Although the Offer is not conditioned upon a minimum number of options being tendered, the Offer is subject to a number of other conditions described in “The Offer—6. Conditions of the Offer” below.

9.	Apart from receiving the option purchase price, what are the consequences of my participating in the Offer?

If you elect to tender your options for the option purchase price, you also must:

•	acknowledge that your outstanding option agreement(s) relating to the options you elected to tender have been cancelled and automatically rendered null and void, and irrevocably release all your rights thereunder; and

•	authorize IDT to deduct from the aggregate option purchase price you will receive upon payment for your properly tendered options the amount of the applicable withholding taxes, if any. (See “The Offer—13. Material U.S. Federal Income Tax Consequences”).

10.	How can I find out the details regarding my existing stock options?

A summary sheet of your options has been provided to you with the Offer. In addition, you can contact Shari Gordon at (973) 438-4315 or by email at sharig@corp.idt.net.

11.	Can I tender shares that I have purchased through the Plan or options that I have already fully exercised?

No. The Offer does not apply in any way to shares of Class B Stock already purchased, whether upon the exercise of options, through the Plan or otherwise. If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an option in part, the remaining unexercised portion of that option is outstanding and can be tendered for purchase pursuant to the Offer. Options for which you have properly submitted an Election to Tender Form prior to the date the Offer expires will be considered exercised to that extent.

12.	When will I receive payment for my options that are accepted for payment?

We will pay the option purchase price for each option properly tendered by an eligible optionee for payment promptly following the expiration date. Under no circumstance will interest accrue or be paid on amounts to be paid to tendering option holders. See “The Offer—5. Acceptance for Purchase of Options and Payment of Cash Amount.” Optionees may not defer receipt of the option purchase price.

13.	How will you fund the payment for the tendered options?

We will use cash on hand to make payment on the terms set forth in the Offer with respect to all properly tendered options not validly withdrawn. See “The Offer—8. Source and Amount of Funds.”

14.	What are the tax consequences if I tender my options in the Offer?

The option purchase price paid to option holders who tender options will be taxed as ordinary compensation income of the option holder in the year received, and will be subject to withholding of income and employment taxes. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering your options in the Offer. See “The Offer—13. Material U.S. Federal Tax Consequences.”

15.	What are the tax consequences if I elect not to tender my options in the Offer?

We believe that there should be no immediate tax consequences to you if you elect not to tender your options in the Offer, as we believe that our Offer will not change any of the terms of your eligible stock options. See “The Offer—13. Material U.S. Federal Tax Consequences.” We recommend that you consult with your own tax adviser to determine the tax consequences of the exercise of those stock options or sale of the Class B Stock that you will receive when you exercise those stock options.

QUESTIONS AND ANSWERS ABOUT THE PROCEDURES FOR ELECTING TO TENDER OPTIONS FOR PURCHASE

16.	When does the Offer expire? Can you extend it and, if so, how will I know if it has been extended?

Unless we extend the Offer, it will expire on Friday, March 24, 2006, at 5:00 p.m., New York City time, which we refer to herein as the “expiration date.” No exceptions will be made to this deadline. If you wish to tender any options, you must return a properly completed and signed Election to Tender Form so that it is received by us by this deadline.

Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will publicly announce the extension no later than 9:00 a.m., New York City time, on the next business day following the previously-scheduled expiration of the Offer. See “The Offer—14. Extension of The Offer; Termination; Amendment.”

17.	What do I need to do to participate in the Offer?

If you choose to participate in the Offer, you must complete, sign and return your Election to Tender Form and mail it to us at one of the addresses set forth on the Election to Tender Form so that we receive it by the expiration date, unless we extend the Offer. See “The Offer—3. Procedures for Tendering Options.” We will not accept any Election to Tender Forms received after this deadline.

If we extend the Offer beyond Friday, March 24, 2006, then you must sign and deliver the Election to Tender Form before the extended expiration of the Offer. We will not accept any Election to Tender Form or tendered options to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the tendered options. If you do not sign and deliver the Election to Tender Form before the Offer expires, it will have the same effect as if you rejected the Offer. See “The Offer—3. Procedures for Tendering Option.” Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept all properly tendered options promptly after the expiration of the Offer.

18.	Until what time may I change my previous election to tender my options?

You will have the right to withdraw your tendered options at any time before the expiration date. See “The Offer—4. Withdrawal Rights.”

19.	Do I have to return an Election to Tender Form if I do not want to tender my options?

No. You need to complete and deliver the Election to Tender Form to us only if you choose to tender any of your options. See “The Offer—3. Procedures for Tendering Options.”

20.	What happens if I don’t submit an Election to Tender Form by the expiration date?

You will not participate in the Offer and all options you currently hold will remain unchanged with their original exercise price and terms.

21.	What happens to my options if they are not accepted for purchase?

Nothing. If we do not accept any of your options that you tendered for purchase, you will keep all of your current options and you will not receive any cash. No changes will be made to your current options.

22.	Do I have to participate in the Offer?

No. This is a voluntary program. Whether you choose to participate will have no effect on your future employment or relationship with IDT.

23.	What do the officers and members of the board of directors of IDT think of the Offer?

Although our board of directors has approved our making the Offer, neither our officers nor the members of our board of directors make any recommendation as to whether you should elect to tender your options.

24.	What are my risks in tendering my stock options?

Because the cash to be received by you for your properly tendered options will be $2.00 per share (less any applicable withholding taxes), if the price of our Class B Stock rises substantially above the exercise price of your current stock options you could receive more income by retaining and exercising the options. On the other hand, if the stock price remains below the exercise price of your options or it rises but does not increase above the exercise price by more than the option purchase price, you would receive a greater benefit by tendering your options in the Offer.

25.	Will someone at IDT advise me on whether I should tender my options?

IDT cannot advise you as to whether to retain or tender your options. We recommend you discuss your personal situation with your own professional advisor and then decide whether to participate in the Offer.

26.	Whom should I contact if I have additional questions about the Offer?

For additional information about the Offer, you can contact Shari Gordon at (973) 438-4315 or by email at sharig@corp.idt.net.

THE OFFER

1.	Option Purchase Price; Expiration Date.

IDT Corporation (“IDT”) is offering to purchase outstanding stock options at a purchase price equal to $2.00 net per share of our Class B common stock, par value $0.01 per share (the “Class B Stock”), underlying such options, which we refer to herein as the “option purchase price.” We are making the offer upon the terms and subject to the conditions described in this Offer to Purchase and in the accompanying Election to Tender Form (which together, as they may be amended from time to time, constitute the “Offer”).

Some of our options were granted under our 1996 Stock Option and Incentive Plan, as amended, which we refer to herein as the “Plan.” Our board of directors recently adopted, and on December 15, 2005 our stockholders approved, our 2005 Stock Option and Incentive Plan. There are 2,500,000 shares of our Class B Stock reserved for issuance pursuant to such plan. As of the date of this Offer to Purchase, no options have been granted pursuant to such plan.

As of January 31, 2006, there were outstanding options to purchase 11,529,563 shares of our Class B Stock issued under the Plan that were eligible to be tendered in the Offer and outstanding options to purchase 139,578 shares of our Class B Stock issued under the Plan that were not eligible to be tendered in the Offer. As of that date there were also options to purchase 3,610,180 shares of our Class B Stock issued outside of the Plan that were eligible to be tendered in the Offer. Assuming exercise of all of the eligible options, the shares of Class B Stock issuable upon exercise of the options represent approximately 21.36% of the total number of outstanding shares of our Class B Stock and 15.74% of our total outstanding common equity, in either case outstanding as of January 31, 2006.

Our Offer is subject to the terms and conditions described in this Offer to Purchase and the Election to Tender Form. We will not accept options unless they are properly elected for purchase and not validly withdrawn in accordance with “The Offer—4. Withdrawal Rights” before the expiration date.

You are not required to tender any of your options. However, if you choose to tender any of your options you must tender all of the options that were granted to you on a single grant date and at the same exercise price.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the option purchase price for eligible options to purchase shares of our Class B Stock that are properly tendered on or before the expiration date and are not validly withdrawn in accordance with “The Offer—4. Withdrawal Rights” below. The Offer is not conditioned upon a minimum number of options being tendered. The Offer is subject to the conditions that we describe in “The Offer – 6. Conditions of the Offer” below.

The term “expiration date” means 5:00 p.m., New York City time, on Friday, March 24, 2006, unless and until we, in our sole discretion, extend the period of time during which the Offer will remain open, in which case the term “expiration date” will refer to the latest time and date at which the Offer expires. We will extend the Offer for a period of at least ten business days, and we will notify you of such action, in the event we do any of the foregoing:

•	increase or decrease or otherwise change the consideration we will give you for your options;

•	change the type of options eligible to be tendered in the Offer; or

•	increase the number of options eligible to be elected for tender in the Offer by an amount that exceeds two percent (2%) of the shares of Class B Stock issuable upon exercise of the options that are subject to the Offer immediately prior to such increase.

A business day means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. See “The Offer—14. Extension of the Offer; Termination; Amendment” below for a description of our rights to extend, delay, terminate and amend the Offer.

2.	Purpose of the Offer.

The options were granted to employees and directors of, and consultants to, IDT and/or our subsidiaries and most of these are held by individuals who remain in those relationships. We believe that these options are not achieving their intended incentive and compensatory purpose, as the exercise price for many of them is (and has been for an extended period of time) greater than $12.35 per share, the closing price of our Class B Stock on January 31, 2006, as reported on the New York Stock Exchange. In addition, we believe that the outstanding options are diluting the value of the outstanding shares of our Class B Stock, as their existence creates potential dilution to holders of our capital stock. By offering to purchase outstanding options, we hope to provide some value to the holders of the options and increase the value of our outstanding Class B Stock.

Subject to the foregoing, and except as otherwise disclosed in documents that we may file with the SEC (including those referred to in “The Offer – 9. Certain Information Concerning IDT” below) we currently have no definitive plans or proposals that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us;

(b) any purchase, sale or transfer of a material amount of our assets;

(c) any material change in our current dividend policy or our capitalization;

(d) any change in our current board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any material terms of the employment contracts of any of our executive officers, other than in the ordinary course of business;

(e) any other material change in our corporate structure or business;

(f) our Class B Stock being delisted from the New York Stock Exchange;

(g) our Class B Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”);

(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(i) the acquisition by any person of any of our securities or the disposition of any of our securities other than pursuant to our plans or acquisitions by us pursuant to the Offer; or

(j) any change in our certificate of incorporation or bylaws, or any other actions, in each case which may impede the acquisition of control of IDT by any person.

Neither we nor our board of directors are making any recommendation as to whether you should elect to tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer to Purchase and the accompanying election form and to consult your own investment and tax advisors. You must make your own decision whether to tender your options.

3.	Procedures for Tendering Options.

Making Your Election. To accept the Offer, you must make your election on the Election to Tender Form and sign and mail it to us at one of the addresses set forth on the Election to Tender Form. Unless we request it, you do not need to return your stock option agreements evidencing your options to accept the Offer, as they will be automatically cancelled and rendered null and void upon our acceptance of your properly tendered options.

By tendering your options and forwarding your completed Election to Tender Form us, you are:

•	acknowledging that your outstanding option agreement relating to the options you have elected to tender has been cancelled and automatically rendered null and void and irrevocably releasing all your rights thereunder; and

•	authorizing us to deduct from the aggregate option purchase price you will receive upon payment for your properly tendered options the amount of any applicable withholding taxes.

Your signature on, and return of, the Election to Tender Form will constitute your agreement to these terms, effective upon your valid tender of your options and our acceptance of any options you may elect to tender.

The method of delivery of all documents, including the election form, is at your election and risk. If delivery is by mail, we recommend use of certified or registered mail, return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to eligibility of options, the number of shares subject to options and the validity, form, eligibility (including time of receipt) and acceptance of Election to Tender Forms. Our determination of these matters will be final and binding on all parties. We will not accept any Election to Tender Form or tendered options to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the tendered options. As described in “The Offer—6. Conditions of the Offer” below, we will make a decision either to accept or reject all of the properly tendered options on the first business day after the Offer expires. We may waive any defect or irregularity in any Election to Tender Form with respect to any particular options or any particular option holder. No options will be properly tendered until all defects or irregularities have been cured by the option holder tendering the options or waived by us. Neither we nor any other person is obligated to give notice of receipt of any Election to Tender Form or of any defects or irregularities involved in the purchase of any options, and no one will be liable for failing to give notice of receipt of any Election to Tender Form or any defects or irregularities.

Our Acceptance Constitutes an Agreement. If you elect to tender your options and you return your Election to Tender Form to us in accordance with the procedures described above, you will have accepted the terms and conditions of the Offer. Our acceptance of options that are properly tendered will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer on the date of our acceptance of your properly tendered and not validly withdrawn options.

4.	Withdrawal Rights.

You may withdraw tendered options only if you comply with the procedures set forth in this Section 4. You may withdraw such options at any time before the expiration date. If the Offer is extended by us beyond that time, you may withdraw your options at any time until the extended expiration of the Offer.

You can also withdraw your options elected for tender after the expiration of the Offer if we have not accepted them for tender by March 29, 2006.

To validly withdraw the options you have elected to tender, you must mail a written notice of withdrawal to us at one of the addresses set forth on the Election to Tender Form and such notice must be received by us before the expiration date. The notice of withdrawal must specify the name of the option holder who is electing to withdraw the options, the grant date, the exercise price, the number of option shares subject to each option to be withdrawn and the total number of option shares to be withdrawn. The notice of withdrawal must be executed by the option holder who elected to tender the options sought to be withdrawn exactly as such option holder’s name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signor’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal. Forwarding to us a properly completed and signed Notice of Election to Withdraw form, which has been provided to you in connection with the Offer, will constitute a proper notice of withdrawal. If you elect to withdraw options, you must withdraw all of the options granted to you on the same grant date and at the same exercise price.

You may not rescind any withdrawal, but you may re-elect to tender options. Thus, any options you withdraw will thereafter be deemed not properly elected for tender for purposes of the Offer unless you properly re-elect to tender those options before the expiration date by submitting a new Election to Tender Form and following the procedures described above, in which event your withdrawal will be deemed to be void.

As discussed in “The Offer—6. Conditions of the Offer” below, we intend to make our decision either to accept or reject all properly tendered options on the first business day after the Offer expires.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any new Election to Tender Form or notice of withdrawal, and no one will be liable for failing to give notice of receipt of any Election to Tender Form or any defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of new Election to Tender Forms and notices of withdrawal. Our determinations of these matters will be final and binding.

5.	Acceptance for Purchase of Options and Payment of Cash Amount.

Upon the terms and subject to the conditions of the Offer, and promptly after the expiration date, we will accept for purchase all options properly tendered and not validly withdrawn on or before the expiration date. Upon our acceptance of your options you elect to tender, your option agreements relating to the tendered options will be cancelled and automatically rendered null and void and you, by tendering your options, irrevocably release all of your rights thereunder. If we extend the date by which we are permitted to accept and cancel the options properly tendered, you will be paid, in accordance with the terms and conditions of the Offer, upon the expiration of the end of any extension.

You will receive the full option purchase price per share (less applicable withholding taxes, if any), as calculated as provided in the Offer, for your properly tendered options that are accepted for payment promptly after the expiration date.

Under no circumstance will interest accrue or be paid on amounts to be paid to tendering option holders, regardless of when payment of any portion of the cash amount is made or if there is any delay in making any cash payment for any reason.

6.	Conditions of the Offer.

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time in our sole discretion, we will not be required to accept for payment, purchase or pay for any options elected for purchase, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options elected for purchase, in each case, subject to any applicable rule and regulation of the SEC, if at any time before the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options elected for purchase (in which case, promptly after we determine the occurrence of such event or events, we will notify you of the event or events upon which we based our decision to terminate or amend the Offer or postpone our acceptance and cancellation of options elected for purchase):

(a) there shall be pending an order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer in connection with a suit, claim or action filed by a private (i.e., non-governmental) third-party;

(b) there shall be pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, or have been a statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered deemed to be applicable to the Offer by us, in either case initiated by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission that would or might directly or indirectly:

(i) prohibit or make the acceptance for payment, payment for or the purchase of some or all of the options elected for tender illegal or otherwise restrict or prohibit consummation of the Offer;

(ii) delay or restrict our ability, or render us unable, to accept for purchase or to purchase options for some or all of the options tendered in the Offer; or

(iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of IDT; or

(iv) seek to do any of the foregoing; or

(c) there shall have occurred:

(i) any general suspension of trading in, or limitation on prices for, shares of the Class B Stock on the New York Stock Exchange;

(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States;

(iv) any change, or development involving a prospective change, that is reasonably likely to have a materially adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of either us or our subsidiaries, except to the extent that such change or development relates to circumstances or conditions referred to in this Offer to Purchase; or

(v) any increase or decrease in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% from the date of commencement of the Offer.

The conditions to the Offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration of the Offer. Other than those dependent on receipt of necessary government approvals, we may waive them, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7.	Price Range of Class B Stock; Dividends.

The options may generally not be sold, assigned or transferred. Our Class B Stock is quoted on the New York Stock Exchange under the symbol “IDT.” The following table shows, for the periods indicated, the high and low sales prices per share of our Class B Stock as quoted on the New York Stock Exchange. IDT has never paid a dividend on the Class B Stock.

	High	Low
Fiscal year ended July 31, 2004:
First Quarter	$19.64	$17.31
Second Quarter	$23.96	$18.10
Third Quarter	$22.74	$18.40
Fourth Quarter	$19.59	$15.55
Fiscal year ended July 31, 2005:
First Quarter	$16.26	$13.41
Second Quarter	$15.84	$13.50
Third Quarter	$16.59	$14.00
Fourth Quarter	$14.23	$12.62
Fiscal year ending July 31, 2006:
First Quarter	$13.50	$11.76
Second Quarter	$12.60	$11.38

As of January 31, 2006, the last trading day before we announced the Offer, the closing price per share of our Class B Stock reported on the NYSE was $12.35.

We recommend that you obtain a recent quotation for shares of our Class B Stock before deciding whether to elect to tender your options.

8.	Source and Amount of Funds.

As of January 31, 2006, there were outstanding options to purchase 11,529,563 shares of our Class B Stock issued under the Plan that were eligible to be tendered in the Offer and outstanding options to purchase 139,578 shares of our Class B Stock issued under the Plan that were not eligible to be tendered in the Offer. As of that date there were also options to purchase 3,610,180 shares of our Class B Stock issued outside of the Plan that were eligible to be tendered in the Offer. Assuming exercise of all of the eligible options, the shares of Class B Stock issuable upon exercise of the options represent approximately 21.36% of the total number of outstanding shares of our Class B Stock and 15.74% of our total outstanding common equity, in either case outstanding as of January 31, 2006. If we receive and accept for purchase all outstanding options in the Offer, the aggregate option purchase price will be $30,279,486.

We anticipate making the payment to tendering option holders for the purchase of options pursuant to the Offer and the payment of related fees and expenses from available cash on hand.

9.	Certain Information Concerning IDT.

General. IDT is a multinational telecommunications, entertainment and technology company. Our primary telecommunications offerings are prepaid and rechargeable calling cards, wholesale carrier services and consumer local, long distance and wireless phone services. Our entertainment business consists of animated and live-action production operations and home entertainment distribution. We also operate various other businesses that are opportunistic or complementary to existing operations. IDT is a corporation incorporated in the state of Delaware and has its principal executive offices at 520 Broad Street, Newark, New Jersey 07102 (telephone: 973-438-1000).

Where You Can Find More Information. We are subject to the informational filing requirements of the Exchange Act and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC.

We have also filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.

We make available free of charge, via a link to the SEC’s website located at http://www.sec.gov and through our own website located at http://www.idt.net, access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

We urge you to review the Schedule TO as well as our reports filed pursuant to the informational filing requirements of the Exchange Act prior to deciding whether or not to tender your options.

10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

Our directors and executive officers are eligible to participate in the Offer on the same terms as other employees. A list of our directors and executive officers, their offices and positions and the number of options beneficially owned by each of them is attached to this Offer to Purchase as Schedule A.

Except as set forth on Schedule B attached hereto, no transactions in options to purchase the Class B Stock or in shares of the Class B Stock have been effected during the past 60 days by either IDT or, to IDT’s knowledge, by any of its executive officers, directors, associates or majority-owned subsidiaries.

As of January 31, 2006, our executive officers (13 persons) as a group held options to purchase a total of 5,457,276 shares of our Class B Stock, which represented approximately 36.05% of the shares subject to all eligible options outstanding as of that date, and our executive officers and directors (21 persons) as a group held options outstanding to purchase a total of 5,908,600 shares of our Class B Stock, which represented approximately 39.03% of the shares subject to all eligible options outstanding as of that date.

11.	Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

Options which we acquire in connection with the Offer will be cancelled immediately upon expiration of the Offer. The shares of Class B Stock subject to those options will be placed into the general pool of our unissued shares, and none of such shares shall be reserved for issuance pursuant to the exercise of options under the Plan. These shares will be available to be used by us for any such purpose as we may determine.

12.	Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the options or the payment of the option purchase price for options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action. This could require us to delay the acceptance of, and payment for, options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept tendered options and to pay the option purchase price therefore is subject to the conditions described in “The Offer—6. Conditions of the Offer” above.

13.	Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material federal income tax consequences of the Offer for U.S. citizens and residents. This discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to herein as the “Code”), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances and it is not intended to be applicable in all respects to all categories of holders of our securities.

You are urged to consult your own tax advisor with respect to the federal, state, local and foreign consequences of participating in the Offer, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

The cash amounts paid to option holders who tender options for cancellation are taxed as ordinary compensation income of the option holders in the year received. This income is subject to withholding of income and employment taxes.

If you elect to tender your options in the Offer, we believe that the cash amounts paid to you pursuant to the Offer should not be governed by Section 409A of the Code. However the Internal Revenue Service, which we refer to herein as the “IRS,” may characterize your acceptance of our Offer as a reduction of the exercise price, would cause the stock option to be subject to Section 409A of the Code. Proposed regulations provide that Section 409A does not apply to a stock option if its exercise price can never be less than the fair market value of the option’s underlying shares as of the option’s date of grant. A stock option with an exercise price below the fair market value of its underlying shares on the option’s date of grant will be subject to Section 409A, except to the extent that the terms of the stock option permit exercise of the option only during the year of the grant and the first two and one-half months of the tax year following the grant (a “short term deferral”). A “material modification” of a stock option will be treated as a grant of a new stock option. We believe that any options we accept for tender will be exempt from Section 409A if the cash amounts are paid before expiration of the short term deferral period, but we cannot assure you of that. If your tendered options are deemed to be subject to Section 409A, it would subject you to a penalty equal to twenty percent (20%) of the cash amount you receive in exchange for tendering your options, plus interest from the date of the grant of the option.

We believe that there should be no immediate tax consequences to you if you elect not to tender your options in the Offer. However, the IRS may characterize our Offer to you as a “modification” of your stock options, even if you decline the Offer. In order for your options to be exempt from Section 409A after a material modification, the exercise price of your options cannot be less than the fair market value of the shares on the date of the material modification. As of this date of this Offer to Purchase, the exercise price of all options less the Offer Price per share will not be less than the fair market value of the underlying shares of Class B Stock. It is possible, however, that the IRS may examine the relationship of the exercise price to the price of the underlying shares of Class B Stock during the entire period that the Offer is open, rather than just on the date of the Offer to Purchase; in such event, to avoid being subject to Section 409A, the sum of the exercise price and the Offer Price may have to be less than the value of the underlying shares for the entire period that the Offer is open.

We recommend that you consult with your own tax adviser to determine the tax consequences of tendering your options or refraining from tendering and later exercising your options.

14.	Extension of the Offer; Termination; Amendment.

We may at any time and from time to time extend the period of time during which the Offer is open and delay accepting any options surrendered or tendered for purchase. Any such extension will be announced no later than 9:00 a.m., New York City time, on the next business day following the previously-scheduled expiration of the Offer. Any public announcement relating to the Offer will be made by issuing a press release.

Prior to the expiration date, we may terminate the Offer upon the occurrence of any of the conditions described in “The Offer—6. Conditions of the Offer” above. In such event, any tendered options will continue to be held by the tendering option holder as if no tender had occurred.

Subject to our compliance with applicable law, we further reserve the right, in our sole discretion, to amend the Offer in any way, including decreasing or increasing the consideration offered in the Offer to option holders or by changing the number or type of options eligible to be purchased in the Offer.

If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will extend the Offer for a period of at least ten business days, and we will notify you of such action, in the event we do any of the foregoing:

•	increase or decrease or otherwise change the consideration we will give you for your options;

•	change the type of options eligible to be tendered in the Offer; or

•	increase the number of options eligible to be elected for tender in the Offer by an amount that exceeds two percent (2%) of the shares of Class B Stock issuable upon exercise of the options that are subject to the Offer immediately prior to such increase.

15.	Fees and Expenses.

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer:

Filing fees	$3,240
Legal, printing and miscellaneous	25,000

Total	$28,240

16.	Forward-Looking Statements; Miscellaneous.

The Offer to Purchase and the documents referred to herein contain forward-looking statements, including statements that contain the words “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates,” “may,” “will,” “could,” “should” and other similar words and phrases, statements regarding the intent, belief or current expectations of IDT. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. We undertake no obligation to update the forward-looking statements contained in this Offer to Purchase, the accompanying Election to Tender Form or in any document referred to herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except to reflect a material change in the information previously disclosed in any of such documents.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law and cannot be made to option holders residing in such jurisdiction without us so complying, we may, in our sole discretion, take any actions necessary for us to comply with such law. If, after taking such actions, we cannot comply with such law, the Offer will not be made to, nor will elections to tender be accepted from or on behalf of, the option holders residing in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us not contained in this Offer to Purchase or in the accompanying Election to Tender Form and, if given or made, such information or representation must not be relied upon as having been authorized.

IDT CORPORATION

February 1, 2006

SCHEDULE A

Information Concerning the Directors and

Executive Officers of IDT

The following table sets forth the directors and executive officers of IDT, their positions and offices and the number and percentage of shares of Class B Stock underlying outstanding options beneficially owned by each of them as of January 31, 2006:

Name	Positions and Offices Held	Number of Shares Underlying Options Beneficially Owned	Percentage of Shares Underlying Eligible Options Beneficially Owned (in %)
Howard S. Jonas	Chairman of the Board of Directors	0	0

James A. Courter	Chief Executive Officer and Vice Chairman of the Board of Directors	2,861,999	18.90

Ira A. Greenstein	President and Director	399,999	2.64

Stephen R. Brown	Chief Financial Officer, Treasurer and Director	365,999	2.42

Marcelo Fischer	Chief Accounting Officer and Controller	190,002	1.25

Joyce J. Mason	Senior Vice President, General Counsel, Secretary and Director	372,604	2.46

Marc E. Knoller	Senior Vice President and Director	350,000	2.31

Moshe Kaganoff	Executive Vice President of Strategic Planning and Director	235,335	1.55

Morris Lichtenstein	Chief Operating Officer	293,334	1.94

Morris Berger	Executive Vice President of Business Development	75,000	*

Kathleen B. Timko	Executive Vice President of Technology	115,832	*

Ely D. Tendler	Chief Legal Officer	61,502	*

Douglas W. Mauro	Chief Tax Officer	135,670	*

J. Warren Blaker	Director	113,332	*

A-1

Name	Positions and Offices Held	Number of Shares Underlying Options Beneficially Owned	Percentage of Shares Underlying Options Beneficially Owned (in %)

Rudy Boschwitz	Director	53,332	*

Saul K. Fenster	Director	43,332	*

James S. Gilmore, III	Director	33,332	*

Slade Gorton	Director	1,333	*

Jack F. Kemp	Director	123,332	*

Jeane J. Kirkpatrick	Director	9,999	*

Michael J. Levitt	Director	73,332	*

*	Less than 1%

A-2

SCHEDULE B

Transactions in Options or in

Shares of Class B Stock

The following table sets forth information concerning acquisitions of shares of the Class B Stock during the past 60 days by (i) IDT, (ii) its executive officers, directors and associates and (iii) any of its majority-owned subsidiaries.

Name of Party	Transaction Date	Number of Shares Purchased	Price Per Share (in $)
IDT	December 16, 2005	584,600	11.82
IDT	December 19, 2005	168,700	11.92
IDT	December 20, 2005	475,800	11.93
IDT IDT	December 21, 2005 December 22, 2005	263,100 25,800	11.94 11.81
IDT	December 31, 2005	10,000	11.70

The following table sets forth information concerning dispositions of shares of the Class B Stock during the past 60 days by (i) IDT, (ii) its executive officers, directors and associates and (iii) any of its majority-owned subsidiaries.

Name of Party	Transaction Date	Number of Shares Sold	Price Per Share (in $)
Howard Jonas	December 13, 2005	27,900	0*
Howard Jonas	December 14, 2005	21,750	0*
J. Warren Blaker	December 14, 2005	900	11.86
J. Warren Blaker	December 14, 2005	1,620	11.81

*	Represents a gift by Mr. Jonas.

B-1